UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

     Oglebay Norton Company
(Name of Issuer)

  Common Stock, par value $0.01 per share
(Title of Class of Securities)

     677007205
(CUSIP Number)

        January 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.:677007205	Page 2 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMorgan Chase & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	568,285* (See Item 4) 0 568,285* (See Item 4) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,285

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%

12	TYPE OF REPORTING PERSON* HC

Item 1(a). Name of Issuer:

Oglebay Norton Company

Item 1(b). Address of Issuer's Principal Executive Offices:

North Point Tower 1001 Lakeside Avenue, 15th Floor Cleveland, Ohio 44114

Item 2(a). Name of Persons Filing:

JPMorgan Chase & Co.* * J.P. Morgan Ventures Corporation is a wholly owned subsidiary of JPMorgan Chase & Co.

Item 2(b). Address of Principal Business Office or, if None, Residence:

270 Park Avenue New York, NY 10017

Item 2(c). Citizenship:

JPMorgan Chase & Co. is a Delaware corporation.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

677007205

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership:

(a)	Amount beneficially owned: 568,285*

(b)	Percent of class: 15.7%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 568,285*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 568,285*

(iv)	Shared power to dispose or to direct the disposition of: 0

* On January 31, 2005 J.P. Morgan Ventures Corporation, a Delaware corporation, acquired 152,285 shares of Common Stock of the Issuer and 416,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Convertible Preferred Stock”). Pursuant to their terms, the shares of Convertible Preferred Stock are convertible at the option of the holder into shares of Common Stock at an initial ratio of one share of Preferred Stock into one share of Common Stock.

J.P. Morgan Ventures Corporation is a wholly-owned subsidiary of JPMorgan Chase & Co. By virtue of its relationship with J.P. Morgan Ventures Corporation, JPMorgan Chase & Co. may be deemed to be the beneficial owner of the aggregate of 568,285 shares of Common Stock. JPMorgan Chase & Co. expressly disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

J.P. Morgan Ventures Corporation

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

JPMorgan Chase & Co. By: /s/ Louis M. Morrell Name: Louis M. Morrell Title: Managing Director J.P. Morgan Ventures Corporation By: /s/ David Sabath Name: David Sabath Title: Managing Director